UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

5 August 2010

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Crucell NV

File No. 0-30962 -- CF# 25038

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Crucell NV submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibit(s) to a Form 20-F filed on April 7, 2010.

Based on representations by Crucell NV that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 4.13	through January 1, 2016
Exhibit 4.14	through January 1, 2020

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Timothy S. Levenberg
Special Counsel